Xpand Boom Technology Inc.

18th Floor, Block B

Yuanlun Building, No, 350 Qifei Road

Binjiang District, Hangzhou City

People’s Republic of China

September 17, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Attention: Blaise Rhodes, Rufus Decker, Kate Beukenkamp and Donald Field

Re:	Xpand Boom Technology Inc.
Amendment No. 1 to Registration Statement on Form F-4
Filed September 8, 2025
File No. 333-289591

Ladies and Gentlemen:

On behalf of Xpand Boom Technology Inc. (“Xpand”) and HZJL Cayman Limited (“HZJL,” and together with Xpand, the “Co-Registrants”), below is the response of the Co-Registrants to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated September 16, 2025, regarding the Co-Registrants’ Amendment No. 1 to Registration Statement on Form F-4 (the “Registration Statement”) filed with the Commission on September 8, 2025. In connection with this letter, an amendment to the Registration Statement (the “Amended Registration Statement”) has been filed with the Commission on the date hereof.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Co-Registrants. Unless otherwise indicated, all page references in the responses set forth below are to the pages of the clean copy of the Amended Registration Statement. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in the Amended Registration Statement.

Amendment No. 1 to Registration Statement on Form F-4

Summary of the Proxy Statement/Prospectus
Dilution, page 20

1.

Please update the SPAC dilution disclosures here and elsewhere in the filing to start with the SPAC’s net tangible book value as of the most recent SPAC balance sheet date (i.e., June 30, 2025). Also, disclose how you computed the $1.862 million decrease in net tangible book value for payment of offering costs. If it relates to the cash payment of $1.869 million in deferred underwriting compensation recorded as a liability on the SPAC’s June 30, 2025 balance sheet, also tell us how this transaction would have an impact on the SPAC’s net tangible book value. If this transaction relates to offering costs not on the SPAC’s balance sheet as of June 30, 2025, also explain in detail.

Response: In response to the Staff’s comment, we have revised our dilution disclosures on pages 20 and 90 to start with the SPAC’s net tangible book value as of June 30, 2025. We also clarified that the $1.862 million decrease in net tangible book value for payment of offering costs does not relate to deferred underwriting compensation. Rather this amount represents estimated professional expenses, including counsel fees, audit fees and other consulting expenses, to be paid upon the closing of the Business Combination. We have added this explanation in Note (i) to the dilution table on pages 20 and 90.

Selected Historical Financial Information of Rising Dragon, page 175

2.

The income statement data for the period from March 8, 2024 (inception) through June 30, 2024 is not consistent with the information presented on page F-3. Additionally, in the statement of cash flow data, the cash at end of period for the period from March 8, 2024 (inception) through December 31, 2024 is inconsistent with the corresponding amount on page F-21. Please revise accordingly.

Response: In response to the Staff’s comment, we have revised the disclosure on page 175.

Please call Vivien Bai of Loeb & Loeb LLP at (212) 407-4933, David J. Levine of Loeb & Loeb LLP at (212) 407-4923, or Yu Wang of Han Kun Law Offices LLP at +852 2820 5656 if you have any questions or if would like additional information with respect to any of the foregoing.

Sincerely,

/s/Lulu Xing
Name:	Lulu Xing
Title:	Director

cc:	Bin Xiong, CEO, HZJL Cayman Ltd.
Vivien Bai, Esq., Loeb & Loeb LLP
David J. Levine, Esq., Loeb & Loeb LLP
Yu Wang, Esq., Han Kun Law Offices LLP